Exhibit 99.2

Santiago, May 26, 2023

GG/ 130 /2023

Mrs.

Solange Berstein Jáuregui

Chairman

Commission for the Financial Market

Present

Ref.: Material Event Notice

Dear Mrs. Chairman,

In accordance with the provisions set forth in articles 9 and 10 of Law 18,045 on Securities Markets, and Chapter 18-10 of the Updated Compilation of Norms of the Chilean Commission for the Financial Market (“CMF”), we inform the following Material Event of Banco Itaú Chile (the “Bank”):

Reference is made to the amendment of the Bank’s bylaws consisting of the reduction in the number of shares into which the Bank’s capital stock is divided, without modifying the amount of its subscribed and paid-in capital (the “Reverse Stock Split”) -- agreed upon at the Extraordinary Shareholders’ Meeting of the Bank, held on January 19, 2023 (the “Meeting”), which was approved by the CMF through Resolution No. 2215, dated March 28, 2023.

In relation to the aforementioned amendment, we hereby announced that, as was informed by the Bank through a notice published on May 5 in the electronic newspaper www.latercera.com, on the date hereof the new shares of the Bank were exchange among its shareholders as a result of the Reverse Stock Split, with a total of 216,340,749 new shares being assigned and distributed among the shareholders as a result of the application of the Exchange Ratio approved at the Meeting. Likewise, on this same date, the Stock Exchanges have noted in their records the date of the exchange of the new shares, from which they can be traded in the local stock market.

As a result of the foregoing, (i) on this date, the amendments to the Bank’s bylaws agreed at the Meeting regarding the reduction in the number of shares into which the Bank’s capital stock is divided, has taken place, (ii) as of this date the Bank’s capital stock (amounting to $2,692,826,231,184) has been divided into 216,340,749 outstanding shares, fully subscribed and paid, (iii) as of this date the shares of Banco Itaú Chile (ITAUCL) are traded ex exchange, and (iv) of the 10,000 support shares not considered in the calculation of the Exchange Ratio, 3,444 shares were assigned, leaving a remainder of 6,556 support shares after completing the exchange. Pursuant to what was agreed at the Meeting, the aforementioned 6,556 remaining shares will be formally rendered null and void at an Extraordinary Shareholders’ Meeting that the Board of Directors must summon to be held immediately after the next General Shareholders’ Meeting to be held during the first quarter of 2024.

Sincerely,

Gabriel Amado de Moura

Chief Executive Officer

Banco Itaú Chile